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File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
[redacted]eoddixon.com

August 7, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated August 2, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **August 2, 2007**

Connacher To Commission Great Divide Pod One SAGD Oil Sands Processing Plant

Calgary, Alberta

On Friday, August 10th, 2007, Connacher Oil and Gas Limited (CLL-TSX) will celebrate the completion of construction at "Pod One", a 10,000 barrel-a-day oil sands processing plant at its Great Divide project, located approximately 80 kilometers south of Fort McMurray on Highway 63.

Joining company executives and its Board of Directors at the official on-site commissioning will be representatives from government, the investment community, service providers and company employees.

"It's a Plant Commissioning Celebration.," says President and Chief Executive Officer, Richard Gusella. "Any time a small Canadian-owned company can complete a $290 million dollar project that's going to produce 10,000 barrels-a-day for 25 years with about 100 million barrels coming out of the ground, it's cause for celebration."

Unique Oil Sands Positioning

Connacher's oil sands plan began in 2004 with its purchase of oil sands leases just south of Fort McMurray. The plant commissioning represents more than a typical oil sands startup.

Despite Connacher's significant growth as a company from under $1 million to over $1 billion in enterprise value in the past six years, "We're 'a little guy' in the oil sands," Gusella explains. "You don't have to be a giant resource company to be a successful player here. If a smaller company has a focused business plan, dedicated, talented employees and an exciting vision, it can play in the big boys' game and target an excellent return for its shareholders."

From a 2001 start with only 50 bbl/d of foreign production, Connacher now owns broadly-based and diversified assets, including its extensive and considerable oil sands reserves, resources and undeveloped leases, a 2,500 boe/d conventional production base in western Canada, a valuable $250 million equity stake in Petrolifera Petroleum (active in South America) and an operating 9,500 barrel-a-day refinery in Great Falls, Montana. These assets are all important elements of Connacher's integrated approach to managing the operating and financial risks associated with the oil sands.

SAGD Operation

The Great Divide Pod One plant constitutes a significant part of the $290 million invested to date in the company's initial Steam Assisted Gravity Drainage (SAGD) operation. The facility is designed to generate the steam to be injected into the nearby reservoir to free up the bitumen.

The original water supply for the steam is from the subsurface and is non-potable. Connacher will treat this water, make steam and inject it into the subsurface. A mixture of hot oil and hot water will then flow to the surface. Inside the plant, the two components are separated. Oil is prepared for blending and transport. The recovered water is purified and recycled for repeated use in the plant's steam generators. The water recycle rate is targeted at 98%.

Pod One Just The Beginning

"We're not here just to build one oil sands plant," Gusella says. "We anticipate expanding our oil sands operation in the longer term." The company has already begun the application process for regulatory approval to proceed with its second 10,000 barrel-a-day project, to be located ten kilometers east of Pod One at Algar. "It's also our intention to build a $100 million pipeline to take our oil from our area down to the nearest connections," Gusella says. "It'll eventually handle about 50,000 barrels a day, our stated objective over the next five to seven years, as well as approximately 20,000 barrels-a-day of diluent in a parallel line. Lockstep, we are also planning to expand our refining capacity. This would be consistent with the company's integrated approach to oil sands development and its emphasis on reliability, expandability, repeatability, sustainability and the efficiencies of smaller scale modular operations."

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration, development and production company. The company's principal assets are its significant bitumen reserves and resources and its 100 percent interest in approximately 95,000 acres of oil sands leases in the Great Divide region near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher's 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX) has a current market value exceeding $250 million. Petrolifera has interests in Argentina, Peru and Colombia. Connacher also owns a profitable 9,500 bbl/d oil refinery in Great Falls, Montana, acquired as part of the company's integrated oil sands strategy.

Forward-Looking Statements: this news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law including: anticipated bitumen recovery, the life of Pod One and the planned development of the Algar Project. Forward-looking statements are frequently characterized by words such as "plan", expect", "project", "intend", "believe", anticipate", estimate", "may", "will", "potential", "proposed' and other similar words, or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed to the future and other expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Development of the Algar Project is subject to the receipt of all necessary regulatory and stakeholder approvals, the timing of which is uncertain. Additionally, such approvals may impose conditions which may or may not be acceptable to Connacher. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements. Readers are also cautioned that the conversion used in calculating barrels of oil equivalent (6 mcf:1 barrel) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Furthermore, boes may be misleading if used in isolation.

For more information, contact:

Richard Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone (403) 538-6201 Fax 538-6225
www.connacheroil.com inquiries@connacheroi.com

END